UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2026

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market announcement

  ULTRAPAR PARTICIPAÇÕES S.A.

  MARKET ANNOUNCEMENT

  Investment plan for 2026

  São Paulo, March 4th, 2026 – Ultrapar Participações S.A., informs its investment plan for 2026, approved by the Board of Directors.

  2026 Organic investment plan¹

Million BRL	Expansion	Maintenance and others	Total

Ipiranga	470	811	1,281
Ultragaz	255	345	600
Ultracargo	306	128	434
Hidrovias	79	191	270
Others	-	32	32
Total	1,110	1,507	2,617

  ¹ Net of divestments

  Ultrapar’s consolidated investment plan for 2026 totals R$ 2,617 million, R$ 75 million higher than the announced plan for 2025, mainly due to the inclusion in 2026 of R$ 270 million in investments from Hidrovias, which was not included in the previous plan.

  The portion of investments in expansion (~42% of the total) will be  directed towards projects sustaining business growth through capacity and capillarity expansion, and productivity gains.

  At Ipiranga, investments in expansion are focused on the branding of service stations, strengthening logistics infrastructure and the TRR (fuel reseller carrier) segment, as well as investments aimed at the complementary services ecosystem, which includes convenience stores and automotive services.

  At Ultragaz, investments in expansion are directed towards capturing new customers, mainly in the bulk segment, in addition to the expansion of new energies and additional infrastructure in expansion regions.

  At Ultracargo, investments in expansion are focused on completing the Suape (PE) (+45 thousand m³) and Itaqui (MA) (+42 thousand m³) expansion projects, which are expected to begin operations in 2026, in addition to new projects and initiatives to increase productivity.

  At Hidrovias, investments in expansion are focused on increasing modular capacity in the Northern Corridor through the floating tipper project at ETC (transshipment terminal), in addition to select investments in projects aimed at productivity gains.

  Investments for maintenance and other purposes (~58% of the total) will be primary directed towards sustaining and improving business efficiency, and include: (i) maintenance of assets, (ii) operational safety, (iii) revitalization of service stations, (iv) acquisition of bottles, and (v) technology platforms and projects at Ipiranga, Ultragaz and Hidrovias.

  Alexandre Mendes Palhares

  Chief Financial and Investor Relations Officer

  Ultrapar Participações S.A.

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: March 4, 2026

ULTRAPAR HOLDINGS INC.
By:	/s/ Alexandre Mendes Palhares
Name:	Alexandre Mendes Palhares
Title:	Chief Financial and Investor Relations Officer

  (Market announcement)